UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ARCTURUS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03969T109

(CUSIP Number)

Karah Parschauer

Executive Vice President, General Counsel

Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, CA 94949

(415) 475-6583

With a copy to:

Robert Masella

J. Russel Denton

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03969T109 13D Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ultragenyx Pharmaceutical Inc. 27-2546083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is calculated based upon 20,492,286 outstanding shares of Common Stock (as defined below), based on information provided by the Issuer as of May 22, 2020.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the statement on Schedule 13D of Ultragenyx Pharmaceutical Inc., a Delaware corporation (the “Reporting Person”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2019 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Person is filing this Amendment No. 1 to report the purchase by the Reporting Person of an aggregate of 600,000 shares of Common Stock from the Issuer pursuant to the Equity Purchase Agreement.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a) This Schedule 13D is being filed on behalf of the Reporting Person.

(b) The Reporting Person’s principal executive offices are located at 60 Leveroni Court, Novato, California 94949. The directors and executive officers of the Reporting Person and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference into this Item 2.

(c) The principal business of the Reporting Person is as a biopharmaceutical company focused on the identification, acquisition, development, and commercialization of novel products for the treatment of serious rare and ultra-rare genetic diseases.

(d) During the last five years, neither the Reporting Person nor any Person named on Schedule I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any Person named on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in he, she or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read:

This Schedule 13D relates to the Reporting Person’s purchase from the Issuer of (i) 2,400,000 shares of Common Stock (the “Shares”) on June 19, 2019, at a price of $10.00 per share, for an aggregate purchase price of $24 million and (ii) 600,000 shares of Common Stock (the “Additional Shares”) on May 20, 2020, at a price of $16.00 per share, for an aggregate purchase price of $9,600,000. The Shares and the Additional Shares were purchased by the Reporting Person with its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read:

On June 19, 2019, the Reporting Person purchased the Shares in a private placement transaction with the Issuer for an aggregate purchase price of $24 million, pursuant to an Equity Purchase Agreement (the “Equity Purchase Agreement”), dated as of June 18, 2019. In connection with the Equity Purchase Agreement, the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, dated as of June 18, 2019.

Pursuant to the Equity Purchase Agreement, in addition to the Shares, the Reporting Person had an option to purchase the Additional Shares, for a purchase price per Additional Share of $16.00, subject to adjustment, for a period of two years, subject to adjustment as described below.

On May 13, 2020, the Reporting Person delivered an exercise notice to the Issuer under the Equity Purchase Agreement for the purchase of all 600,000 Additional Shares for an aggregate purchase price of $9,600,000. Such purchase (the “Additional Share Purchase”) was consummated on May 20, 2020.

Pursuant to the Equity Purchase Agreement, until the later of (i) the first anniversary of the closing date or (ii) the date on which the Reporting Person beneficially owns less than 8.0% of the total voting power of the Issuer, at each annual stockholders meeting or any stockholders meeting at which members of the board of directors (the “Board”) are to be elected, the Issuer must nominate one director designated by the Reporting Person (the “Investor Designee”). The Reporting Person also has the right to have its chief executive officer attend Board meetings as a non-voting observer. The Reporting Person’s initial Investor Designee is Karah Parschauer, the Executive Vice President and General Counsel of the Reporting Person. Effective June 19, 2019, the Issuer appointed Karah Parschauer to the Board.

Pursuant to the Equity Purchase Agreement, the Reporting Person agreed to certain standstill restrictions restricting the Reporting Person’s ability to acquire additional shares of the Company that would cause the Reporting Person to own more than 19.99% of the then-issued and outstanding shares of Common Stock, engage in any solicitation of proxies, form a “13D group” or publicly disclose actions or intentions inconsistent with the foregoing, in each case subject to certain exceptions. The standstill restrictions generally terminate on June 19, 2021, unless they are terminated earlier upon the occurrence of certain circumstances described in the Equity Purchase Agreement.

In addition, pursuant to the Equity Purchase Agreement, the Reporting Person agreed to certain transfer restrictions on the Reporting Person’s ability to sell the Shares or Additional Shares. These transfer restrictions generally terminate on the six-month anniversary of the consummation of the Additional Share Purchase, unless they are terminated earlier upon the occurrence of certain circumstances described in the Equity Purchase Agreement.

The description of the Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Purchase Agreement, a copy of which is attached as Exhibit 10.1 to this Schedule 13D, and is incorporated herein by reference.

Except as set forth above or as would occur upon or in connection with completion of, or following, any of the actions set forth below, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Subject to the Reporting Person’s obligations under the Equity Purchase Agreement, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Stock, selling some or all of the Common Stock owned by the Reporting Person, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

With respect to the ownership described herein, the beneficial ownership and percentages are calculated based upon 20,492,286 outstanding shares of Common Stock, based on information provided by the Issuer as of May 22, 2020.

(a)

As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,000,000 shares of Common Stock, which represents 14.6% of the outstanding Common Stock. As of the date hereof, in accordance with the Issuer’s director compensation policy, the Issuer granted Ms. Parschauer, the Executive Vice President and General Counsel of the Reporting Person and a director of the Issuer, options to purchase 35,000 shares of Common Stock, of which 16,666 are exercisable within 60 days of the date hereof, for her service as a director of the Issuer. As long as Ms. Parschauer remains a director of the Issuer, it is anticipated that she will continue to receive equity grants in accordance with the Issuer’s director compensation policy. Except as described in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer.

(b)	As of the date hereof, the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 3,000,000 shares of Common Stock.

(c)

Reference is made to the discussion in Equity Purchase Agreement and the Additional Share Purchase described in Item 4. Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule I hereto has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Additional Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 10.1	Equity Purchase Agreement, dated June 18, 2019, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Commission on June 20, 2019).

Exhibit 10.2	Registration Rights Agreement, dated June 18, 2019, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed with the Commission on June 20, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ Karah Parschauer
Name:	Karah Parschauer
Title:	Executive Vice President and General Counsel

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation, principal business address and citizenship of each executive officer and director of the Reporting Person is set forth below. The business address of each executive officer and director of the Reporting Person is c/o Ultragenyx Pharmaceutical Inc., 60 Leveroni Court, Novato, CA 94949.

Name	Principal Occupation	Citizenship
Executive Officers

Emil D. Kakkis, M.D., Ph.D.	President and Chief Executive Officer and Director of the Reporting Person	United States of America

Camille L. Bedrosian, M.D.	Chief Medical Officer and Executive Vice President of the Reporting Person	United States of America

Erik Harris	Chief Commercial Officer and Executive Vice President of the Reporting Person	United States of America

Dennis Huang	Chief Technical Operations Officer and Executive Vice President of the Reporting Person	United States of America

Thomas Kassberg	Chief Business Officer and Executive Vice President of the Reporting Person	United States of America

Karah Parschauer	General Counsel and Executive Vice President of the Reporting Person	United States of America

John R. Pinion II	Chief Quality Officer and Executive Vice President of Translational Sciences of the Reporting Person	United States of America

Shalini Sharp	Chief Financial Officer and Executive Vice President of the Reporting Person	United States of America3⁄4

Non-Employee Directors

William Aliski	Biotechnology Executive	United States of America

Deborah Dunsire, M.D.	President and Chief Executive Officer of H. Lundbeck A/S	United States of America

Lars Ekman, M.D., Ph.D.	Executive Partner, Sofinnova Investments	United States of America

Matthew K. Fust	Former Executive Vice President & Chief Financial Officer, Onyx Pharmaceutical, Inc.	United States of America

Michael Narachi	President and Chief Executive Officer, CODA Biotherapeutics, Inc.	United States of America

Clay B. Siegall, Ph.D.	President and Chief Executive Officer and Chairman of the Board, Seattle Genetics, Inc.	United States of America

Shehnaaz Suliman, M.D., M.Phil., M.B.A.	President and Chief Operating Officer of Alector, Inc.	United States of America

Daniel G. Welch	Chairman of the Board of Directors of the Reporting Person	United States of America